EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2008	2009	2010	2011	2012
Fixed charges:
Interest expense	$17,606	$17,731	$17,534	$17,596	$19,446
Amortization of capitalized expenses related to debt	725	767	728	709	685
Rental expense factor	1,278	1,284	1,602	1,864	1,965
Total fixed charges before capitalized interest	19,609	19,782	19,864	20,169	22,096
Capitalized interest	56	—	—	—	—
Total fixed charges	$19,665	$19,782	$19,864	$20,169	$22,096
Earnings available for fixed charges:
Earnings before income taxes	$3,529	$11,845	$13,447	$12,138	$19,249
Add fixed charges before capitalized interest	19,609	19,782	19,864	20,169	22,096
Total earnings available for fixed charges	$23,138	$31,627	$33,311	$32,307	$41,345
Ratio of earnings to fixed charges(1)	1.18	1.60	1.68	1.60	1.87

(1)
For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.